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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                              Amendment No. 5 to
                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                      and
                              Amendment No. 5 to
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                           ------------------------

                         BEN & JERRY'S HOMEMADE, INC.
                      (Name of Subject Company (Issuer))

                     VERMONT ALL NATURAL EXPANSION COMPANY
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                     (Names of Filing Persons (Offerors))

                Class A Common Stock, Par Value $.033 Per Share
        (including the associated Class A Common Stock Purchase Rights)
                Class B Common Stock, Par Value $.033 Per Share
        (including the associated Class B Common Stock Purchase Rights)
                       (Titles of Classes of Securities)

                                   081465106
                                   081465205
                   (CUSIP Numbers of Classes of Securities)

                           ------------------------
                            Ronald M. Soiefer, Esq.
                                 Conopco, Inc.
                                390 Park Avenue
                              New York, NY 10022
                                (212) 888-1260
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                 MAY 19, 2000
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender-offer subject to Rule 13e-4.

[ ] going private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on April 18, 2000, as amended by Amendments No. 1 through No. 4, with respect to their offer to purchase all the outstanding shares of Class A Common Stock, par value $.033 per share, together with the associated Class A Common Stock Purchase Rights, of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), and all the outstanding shares of Class B Common Stock, par value $.033 per share, together with the associated Class B Common Stock Purchase Rights, of the Company, as set forth in this Amendment No. 5. This Amendment No. 5 also constitutes Amendment No. 5 to the
Schedule 13D, originally filed on April 18, 2000, as previously amended, by Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.

Item 8  Interest in Securities of the Subject Company.

     On May 16, 2000, the Purchaser accepted for payment, and paid for, 5,718,650 Class A Shares and 714,003 Class B Shares. On May 19, 2000, the Purchaser accepted for payment an additional 172,619 Class A Shares and 16,672 Class B Shares delivered pursuant to Notices of Guaranteed Delivery.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2000


                                   VERMONT ALL NATURAL EXPANSION COMPANY,

                                   by /s/ Mart Laius
                                      ------------------------------------
                                      Name:  Mart Laius
                                      Title: Vice President


                                   CONOPCO, INC.,

                                   by /s/ Mart Laius
                                      ------------------------------------
                                      Name:  Mart Laius
                                      Title: Vice President


                                   UNILEVER N.V.,

                                   by /s/ Mart Laius
                                      ------------------------------------
                                      Name: Mart Laius*


                                   * By Power of Attorney